Exhibit (r)(2)

CODE OF ETHICS OF YIELDSTREET MANAGEMENT, LLC

A.	Introduction

As an investment adviser, YieldStreet Management, LLC (the “Firm”) has fiduciary duties to its Clients with respect to their securities transactions, holdings, and objectives, and also is subject to federal and state regulations governing investment advisers, including, without limitation, the requirements of Section 204A of the Advisers Act, Rule 204A-1 under the Advisers Act and, with respect to YieldStreet Prism Fund Inc., a closed-end management investment company registered as an investment company under the Company Act (the “Registered Fund”), Rule 17j-1 under the Company Act. The Firm has prepared this Code of Ethics to provide its Firm Personnel with information regarding the nature of their fiduciary duties and applicable regulatory requirements, and to set forth the Firm’s policies with respect thereto. For the avoidance of doubt, this Code of Ethics is intended to satisfy the requirements of Section 204A of the Advisers Act, Rule 204A-1 under the Advisers Act and, with respect to the Registered Fund, Rule 17j-1 under the Company Act.

As a condition of employment or retention, each Firm Personnel will be provided with and must acknowledge his or her understanding of the Code of Ethics and any amendments thereto, and agree to comply with the reporting obligations set forth herein covering his or her securities transactions, and thereafter annually to confirm his or her awareness of the Code of Ethics, as then in effect. In addition, each Firm Personnel must agree to comply strictly with all applicable federal and state regulations governing his or her activities involving a prohibition on trading on “inside information,” set forth in Section IV of the Compliance Manual. Each Firm Personnel must also agree to the provisions governing the reporting of “red flags” set forth in Section II of the Compliance Manual.

B.	Fiduciary Duties

In 1963, the United States Supreme Court in SEC v. Capital Gains Research Bureau, Inc. held that Section 206 of the Advisers Act imposes a fiduciary duty on investment advisers, by operation of law. Fifteen years earlier, the SEC, in the matter of Arleen W. Hughes, discussed its views about an investment adviser’s fiduciary duty. In both Capital Gains and Hughes, the SEC and the Supreme Court made clear that an investment adviser has an undivided duty of loyalty to act solely in the best interests of the client, including the obligation to make full and fair disclosure of all material facts, especially where the investment adviser’s interests may conflict with those of the client.

Section 206 of the Advisers Act states that it is unlawful for any investment adviser, using the mails or any means or instrumentality of interstate commerce:

•	to employ any device, scheme, or artifice to defraud a client or prospective client;

•	to engage in any transaction, practice, or course of business that defrauds or deceives a client or prospective client;

•	to knowingly sell any security to, or purchase any security from, a client when acting as principal for his or her own account, or knowingly to effect a purchase or sale of a security for a client’s account when also acting as broker for the person on the other side of the transaction, without disclosing to the client in writing before the completion of the transaction the capacity in which the investment adviser is acting, and obtaining the client’s consent to the transaction; and

•	to engage in fraudulent, deceptive, or manipulative practices.

Rule 17j-1(b) under the Company Act imposes similar restrictions on any investment adviser with respect to an investment company (as such term is defined under the Company Act). Accordingly, any references in this Code of Ethics to compliance with such fiduciary standards imposed under the Advisers Act, should be understood to include compliance with the fiduciary standards imposed under Rule 17j-1(b) under the Company Act, unless the context indicates otherwise.

It is, and always has been, the policy of the Firm that it and Firm Personnel comply with the aforementioned fiduciary duty standards. Additionally, the Firm and each Firm Personnel shall premise all their conduct with Clients, and in the operation of the Firm’s business, on fundamental principles of openness, integrity, honesty, and trust. Firm Personnel should be fully aware of the high value the Firm has placed, and continues to place, on the adherence by all Firm Personnel to ethical conduct at all times, and all Firm Personnel are urged to comply not only with the letter of their respective fiduciary duties, but also with the ideals of the Firm.

In addition, the SEC has stated that investment advisers owe their clients several specific fiduciary duties, which are described below. Firm Personnel must comply with these general principles as well as the specific policies and procedures set forth in the Compliance Manual.

I.	Duty to Disclose Material Facts and Conflicts

Firm Personnel have a duty to disclose all material facts that may affect the services provided to Clients. As a general rule, information is “material” if there is a substantial likelihood that a reasonable investor would attach importance to it. The courts and the SEC have placed particular emphasis on the duty to disclose material conflicts of interest -- even the possibility of a conflict must be disclosed. In general, these conflicts are disclosed in the Funds’ applicable offering memoranda or in the Firm’s Form ADV, Parts 2A and 2B. In addition, in accordance with Rule 206(4)-8 under the Advisers Act, the anti-fraud provisions of Section 206(4) of the Advisers Act apply with respect to Fund Investors, as well as to the Funds, such that the duty to disclose material facts and conflicts shall apply to Fund Investors.

II.	Duty to Act in the Best Interests of Clients

Firm Personnel have a duty to act only in the best interests of Clients. This duty generally requires that the interests of Clients be placed above the interests of the Firm and Firm Personnel whenever a conflict may be present. If a conflict of interest arises between the interests of a Client and the interests of the Firm or Firm Personnel, the issue should be brought promptly to the attention of the CCO.

III.	Duty to Treat Each Client Fairly

The Firm may not intentionally confer a benefit on one Client with the purpose of conferring a disadvantage on another Client. In keeping with this principle, Firm Personnel who are involved in the activities of more than one Client, if applicable, must take care that their actions do not benefit one Client to the detriment of another. As each Fund, other the Registered Fund, is generally invested in a unique asset or pool of assets, transactions between Funds (other than the Registered Fund) or involving the allocation of assets across multiple Funds (other than the Registered Fund) are not anticipated. Notwithstanding the foregoing, as the Registered Fund is invested across a diverse pool of assets, the allocation of assets between the Registered Fund, on the one hand, and another Fund, on the hand, is anticipated, subject to any applicable laws, regulations and any applicable exemptive relief or positions of the staff of the SEC, including, without limitation, certain co-exemptive relief that the Registered Fund, the Firm and certain of their affiliates may seek from the SEC to co-invest in directly negotiated portfolio investments with other Clients or its affiliates in a manner consistent with the Registered Fund’s investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Of course, variances in the Funds’ needs, circumstances, and investment objectives justify giving advice and taking action in the performance of the Firm’s duties to the Funds that may differ from the advice given, or the timing and nature of action taken, with respect to other Clients of the Firm, so long as all Clients (including, if applicable, Fund Investor Clients) are treated fairly.

IV.	Duty to Provide Suitable Investment Advice

The Firm and Firm Personnel have a duty to give investment advice that is suitable and appropriate to the Funds. As a general rule, this duty requires Firm Personnel to be familiar with the Funds (and the representations made by Fund Investors when investing in the Funds) as to their investment objectives, risk tolerances, and investment time horizon, and to determine, based on that knowledge, that the investment advice rendered is suitable. See Section VI for further information.

C.	Personal Securities Transactions

I.	General

The acquisition of a Beneficial Ownership (see definition section below) interest in any security in an initial public offering (as defined in Rule 204A-l(e)(6) under the Advisers Act) or in a limited offering (as defined in Rule 204A-1(e)(7) under the Advisers Act) by an Access Person (see definition section below) is prohibited, unless CCO approval of such acquisition is sought in advance via submission of the Preclearance of Personal Securities Transactions form either through the BasisCode System or by electronic mail; provided, however, that such restrictions do not apply to transactions effected in any account reported to the CCO over which a particular Access Person (or his or her immediate family) has no direct or indirect influence or control. The Firm shall maintain a record of any decision, and the reasons supporting the decision, approving or disapproving the acquisition, exercise or disposition of any such security by Access Persons for at least five (5) years after the end of the fiscal year in which the approval is granted.

II.	Specific Restrictions regarding Restricted Fund Securities

No Firm Personnel may purchase or sell, directly or indirectly, any Restricted Fund Security in which he or she had (or by reason of such transaction acquires) any Beneficial Ownership at any time within 7 calendar days before or after the time that the same (or a related) security is being purchased or sold by any of the Firm’s funds formed pursuant to the Company Act. Furthermore, no Firm Personnel may profit in the purchase and sale, or sale and purchase of a Restricted Fund Security within 60 days of acquiring Beneficial Ownership of that security.

D.	Reporting

I.	BasisCode Compliance

The Firm has elected to utilize the BasisCode Compliance System (hereafter “BasisCode” or the “BasisCode System”) to streamline the collection, processing and retention of data related to this Code of Ethics by the CCO and/or the CCO’s designee. Each Access Person will be provided access to the system and is expected to:

•	Become familiar with the system and its operations,

•	Complete electronic attestations, form submissions, etc. where applicable and on an as-required basis, and

•	Refer to the System Library for important reference material including the most recent Compliance Manual and Code of Ethics.

II.	Initial and Annual Holding Reports

Each new Access Person of the Firm must submit through the BasisCode system an Initial Holdings Certification within ten (10) days after the person becomes an Access Person of the Firm, the information in which must be current as of a date no more than forty-five (45) days prior to the date the person becomes an Access Person of the Firm. Additionally, each Access Person must submit through the BasisCode system an Annual Holdings Certification at least once each twelve (12) month period thereafter, on a date the Firm selects, the information in which must be current as of a date no more than forty-five (45) days prior to the date the report was submitted.

Each Initial Holdings Certification and Annual Holdings Certification must provide, at a minimum, the following information:

(i)	the title and type of security, and as applicable, the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each Reportable Security (see definition section below) in which the Access Person has any direct or indirect Beneficial Ownership;

(ii)	the name of any broker, dealer, or bank with which the Access Person maintains an account in which any securities are held for the Access Person’s direct or indirect benefit; and

(iii)	the date the Access Person submits the report.

III.	Quarterly Transaction Reports

Each Access Person must submit through the BasisCode System a Quarterly Transaction Certification no later than thirty (30) days after the end of each calendar quarter, which must cover all transactions (other than those made pursuant to an “automatic investment plan,” as defined in Rule 204A-1(e)(2) under the Advisers Act) during the quarter. The report must provide, at a minimum, the following information about each transaction (other than pursuant to an “automatic investment plan”) involving a Reportable Security in which the Access Person had, or as a result of the transaction acquired, any direct or indirect Beneficial Ownership:

(i)	the date of the transaction, the title, and, as applicable, the exchange ticker symbol or CUSIP number, interest rate, and maturity date, number of shares, and principal amount of each Reportable Security involved;

(ii)	the nature of the transaction (i.e., purchase, sale, or any other type of acquisition or disposition);

(iii)	the price of the security at which the transaction was effected;

(iv)	the name of the broker, dealer, or bank with, or through which, the transaction was effected;

(v)	duplicate copies of the Access Person’s brokerage account statement OR direct automated access to brokerage account transactions via BasisCode-administered direct feeds (via the Electra direct feeds or Blueleaf transaction data tool); and

(vi)	the date the Access Person submits the report

IV.	Exceptions

The above holdings and transactions reporting requirements do not apply to transactions effected in any account over which a particular Access Person (or his or her immediate family) has no direct or indirect influence or control. Generally, an Access Person (or his or her immediate family) has no direct or indirect influence or control where an account is managed by an independent (i.e., no familial or personal relationship to the covered person and no affiliation with the Firm) professional third-party investment manager or investment adviser without the advance knowledge, input or consent of the account holder.

The Firm permits its Access Persons (and their immediate family) to create one or more bona fide accounts with an independent professional third-party investment manager, upon notice to the CCO, pursuant to which such discretionary investment manager may effect securities transactions on behalf of the account without the account holder’s direct or indirect influence or control (i.e., advance knowledge, input or consent). An Access Person may discuss general policy matters with his or her discretionary investment manager such as, for example, such person’s tolerance for investment risk, overall defensive or aggressive postures, asset allocation by broad categories, tax matters such as tolerance for gains and losses, and cash disbursement requirements for taxes or otherwise. An Access Person may also instruct his or her discretionary investment manager to buy, sell (including short sales), and generally trade in, on margin or otherwise, securities or instruments of all types and kinds, or specified types and kinds, so long as the discretionary investment manager has full discretion over investment decisions. A discretionary investment manager, however, may not consult with an Access Person, and such person may not provide instructions to his or her discretionary investment manager, with respect to any specific buy, sell or hold decisions at any time. Such impermissible instructions include suggesting purchases or sales of investments to the discretionary investment manager, directing purchases or sales of investments by the discretionary investment manager or consulting with the discretionary investment manager as to the particular allocation of investments to be made in the account. Such impermissible instructions also include instructions to sell or buy investments when certain trigger events occur, such as a specified price per share.

In addition, the transactions reporting requirement does not apply to securities that are excluded from the definition of Reportable Security.

E.	Definitions

“Access Person” means any Firm Personnel who (whether in connection with non- publicly traded securities or publicly traded securities of any issuer, or any part or division thereof): (A) has access to non-public information regarding the Funds’ purchase or sale of securities or non-public information regarding the portfolio holdings of any reportable fund (as defined under Rule 204A-l(e)(9) under the Advisers Act); or (B) is involved in making securities recommendations to the Funds or who has access to such recommendations that are non-public.

“Beneficial Ownership” means an Access Person having or sharing a direct or indirect pecuniary interest (i.e., the opportunity, directly or indirectly, to profit or share in any profit) in Reportable Securities (including without limitation an initial public offering or limited offering, as the case may be), directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise. An Access Person is presumed to beneficially own any security beneficially owned by his or her immediate family members.

“Material” information means any information about a company, or the market for its securities, that, if disclosed, is likely to affect the market price of the company’s securities or to be considered important by a reasonable investor in deciding whether to purchase or sell those securities. Examples of information about a company that should be presumed to be “material” include, but are not limited to, matters such as (a) dividend increases or decreases; (b) earnings estimates; (c) changes in previously released earnings estimates; (d) significant new products or discoveries; (e) developments regarding major litigation by or against the company; (f) liquidity or solvency problems; (g) significant merger or acquisition proposals; or (h) similar major events that would be viewed as having materially altered the information available to the public regarding the Firm or the market for any of its securities. The foregoing is not intended to be an exhaustive list.

“Non-public” information means information that has not been publicly disclosed. Information about a company is considered to be non-public information if it is received under circumstances that indicate that it is not yet in general circulation.

“Reportable Security” means any security defined in Section 202(a)(18) of the Advisers Act (generally, all securities of every kind and nature), except that it does not include:

(i)	direct obligations of the government of the United States;

(ii)	bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

(iii)	shares issued by money market funds;

(iv)	shares issued by open-end funds, other than reportable funds (as defined in Rule 204A-1(e)(9) under the Advisers Act);

(v)	shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are reportable funds (as defined in Rule 204A-l(e)(9) under the Advisers Act). This exception is aimed at variable insurance contracts that are funded by insurance company separate accounts organized as unit investment trusts. (Note: although not specifically excluded from the definition of Reportable Security, it is presumed that variable insurance products are included within this exception); and

(vi)	interests in certain qualified tuition programs established pursuant to Section 529 of the Internal Revenue Code of 1986, as amended (the “Code”).

“Restricted Fund Securities” means any Reportable Security which, within the most recent fifteen days, (i) is or has been held by any of the Firm’s funds formed pursuant to the Investment Company Act of 1940, or (ii) is being or has been considered by the Firm for purchase by its fund(s) formed pursuant to the Investment Company Act of 1940; (B) and any option to purchase or sell and any security convertible into or exchangeable for any Reportable Security.

F.	Protect the Proprietary and Confidential Information of the Firm and its Clients:

Firm Personnel must protect the confidentiality of the Firm’s and the Firm’s Clients’ proprietary information, such as, but not limited to, investment strategies and risk management methodologies, investor and prospective investor lists, portfolio investment information, business processes, and the Firm’s relationships with the investment community.

G.	Administration and Enforcement of Code:

The CCO shall be responsible for administering and enforcing this Code, a necessary part of which consists of supervising Firm Personnel through the implementation process. Should any Firm Personnel have any questions regarding the applicability of this Code, he or she should address those questions with the CCO. In light of Section 203(e)(6) of the Advisers Act, the Firm and the CCO shall not be deemed to have failed to supervise any person if —

•	there have been established procedures, and a system for applying such procedures, that would reasonably be expected to prevent and detect, insofar as practicable, any such violation by such other person; and

•	the CCO has reasonably discharged the duties and obligations incumbent upon that position by reason of such procedures and system, without reasonable cause to believe that such procedures and system were not being complied with.

While compliance with the law and with the Firm’s policies and procedures described above is each individual’s responsibility, interpretive questions may arise, such as whether certain information is material or non-public, or whether trading restrictions should be applicable in a given situation. Any questions should immediately be addressed with the CCO, who will respond to such questions. All violations of this Code or any other policy or procedures of the Firm should be reported to the CCO (or to the CEO should such violations relate to the actions of the CCO).

IV.                     The Firm prohibits retaliation against any Firm Personnel who, in good faith, seeks help or reports known or suspected violations, including personnel who assist in making a report or who cooperate in an investigation. Any personnel who engage in retaliatory conduct will be subject to disciplinary action, which may include termination of employment.

H.	Administration of Code of Ethics Relating to the Registered Fund:

So long as the Firm is advising the Registered Fund, the board of directors of the Registered Fund, including a majority of its directors who are not “interested persons” of the Registered Fund, as such term is defined in Section 2(a)(19) under the Company Act (all such directors collectively, the “Registered Fund Board”), must approve this Code of Ethics and any material changes to this Code of Ethics. The Registered Fund Board must approve any such material change to this Code of Ethics no later than six months after adoption of the material change. In addition, the CCO will provide a written report, no less frequently than annually, to the Registered Fund Board on the administration of the Code, as required by Rule 17j-1(c)(2) under the Company Act.

I.	Recordkeeping

In addition to the above, the Code of Ethics currently in effect, or that at any time in the past five (5) years was in effect, must be maintained by the Firm. Additionally, a copy of the executed Annual Certification of Compliance of each person who is currently, or within the past five (5) years was, a supervised person must be maintained by the Firm. Furthermore, the Firm is required to maintain a record of any violation of the Code of Ethics and of any action taken as a result of the violation.

In addition, the Firm shall maintain the following books and records:

•	ongoing list of Firm Personnel, including any Access Persons;

•	holdings reports, as discussed above;

•	quarterly transaction reports, as discussed above;

•	a record of all persons, currently or within the past five years, who are or were responsible for reviewing such holding and quarterly transaction reports, discussed above;

•	record of any CCO decision to approve any Firm Personnel’s (including any Access Person’s) personal security transaction, and the underlying rationale supporting that decision, as discussed above; and

•	records of Code of Ethics violations and any resulting remedial action, not including any “whistleblower” reports made by Firm Personnel.

The books and records required to be maintained under this section shall be maintained in a manner that complies with the recordkeeping requirements under Rule 204-2 under the Advisers Act and Rule 17(j)(f) of the Company Act.